UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value US$ 0.001 per share

(Title of Class of Securities)

00809M104*

(CUSIP Number)

Ning Liu, Esq.

King & Wood Mallesons

50th Floor, 500 Fifth Avenue

New York, NY 10110

United States of America

Telephone: +1 212 319 4755

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* No CUSIP number has been assigned to the ordinary shares of the Issuer. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS MY Universe (HK) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,402,570[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,402,570[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,402,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1   Represents 36,402,570 ordinary shares directly beneficially owned by MY Universe (HK) Limited.

2  The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on 142,671,118 issued and outstanding ordinary shares of the Issuer and 15,228,697 ordinary shares issuable under the warrants granted to ADV, Wanda and Seefar as of the date of this Amendment No. 2 to the Schedule 13D.

2

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Hainan Oriental Jiechuang Investment Partnership (Limited Partnership)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,402,570[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,402,570[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,402,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) PN

3

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,402,570[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,402,570[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,402,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

4

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,402,570[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,402,570[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,402,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

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CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Capital Group Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,402,570[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,402,570[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,402,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

6

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Lafang Investment Management Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,402,570[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,402,570[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,402,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

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CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS WU Guiqian
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,815,846[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,815,846[3]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,815,846
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IN

3  Represents 21,413,276 ordinary shares indirectly beneficially owned by WU Guiqian through Hawyu (HK) Limited and 36,402,570 ordinary shares indirectly beneficially owned by WU Guiqian through MY Universe (HK) Limited.

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CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Australia Wanda International Company Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,745,945[4]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,745,945[4]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,745,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

4    Represents (i) 21,321,962 ordinary shares beneficially owned by and (ii) warrants to purchase 6,423,983 ordinary shares granted to Australia Wanda International Company Limited.

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CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Laurena Wu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,745,945[4]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,745,945[4]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,745,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IN

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This statement on Schedule 13D (this “Schedule 13D”) constitutes Amendment No. 2 to the Schedule 13D filed on behalf of each of MY Universe (HK) Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd., Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd, Shenzhen Capital Group Co., Ltd., Shenzhen Lafang Investment Management Co,.Ltd., WU Guiqian, Australia Wanda International Company Limited and Laurena Wu with respect to the ordinary shares, par value US$0.001 per share, of Aesthetic Medical International Holdings Group Limited, a Cayman Islands company (the “Issuer”).

Except as amended hereby and by Amendment No.1 to the Schedule 13D filed on February 24, 2023, the Original Schedule 13D remains in full force and effect.

Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Schedule 13D filed on July 29, 2022 and in Amendment No.1 to the Schedule 13D filed on February 24, 2023.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On July 20, 2022, certain parties entered into the respective agreements as below:

(i) the Issuer, Dr. Zhou Pengwu, Ms. Ding Wenting (together with Dr. Zhou Pengwu, the “Founders”) and Jiechuang entered into a Share Subscription Agreement (the “Jiechuang Agreement”) whereby Jiechuang or its designated entity agrees to subscribe 36,402,570 newly issued ordinary shares of the Issuer for the equivalent US dollars of RMB170,000,000;

(ii) the Issuer, Seefar Global Holdings Limited (“Seefar”), Jubilee Set Investments Limited (“Jubilee”), Pengai Hospital Management Corporation (“PH Management”, together with Seefar and Jubilee, the “Sellers”), the Founders and Wanda entered into a Share Purchase Agreement (the “Wanda Agreement”) whereby Wanda agrees to purchase 21,321,962 shares of ordinary shares of the Issuer from the Sellers for the equivalent US dollars of RMB100,000,000;

(iii) the Issuer, Seefar, Jubilee, the Founders, Hawyu (HK) Limited (“Hawyu”), Wanda, Jiechuang and Peak Asia Investment Holdings V Limited (“ADV”) entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders’ Agreement governs, among other things, the appointment of the Issuer’s board of directors (the “Directors”) and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanism for the Issuer’s ordinary shares. Pursuant to the Shareholders’ Agreement, the board of directors of the Issuer shall consist of 11 directors, 4 of whom may be appointed by Jiechuang, 2 of whom may be appointed by Wanda, 1 of whom may be appointed by Hawyu, 2 of whom may be appointed by Seefar for so long as Dr. Zhou Pengwu, Ms. Ding Wenting, the Sellers and their affiliates collectively hold no less than 5% of the issued ordinary shares of the Issuer (if they collectively hold less than 5% but no less than 2% of the issued ordinary shares of the Issuer, 1 of whom may be appointed by Seefar), and 2 of whom may be appointed by ADV for so long as ADV and/or its affiliates hold no less than 10% of the issued ordinary shares of the Issuer. On the date of completion of closings of both the share transfer under the Wanda Agreement and the subscription of ordinary shares under the Jiechuang Agreement, the Issuer shall deliver two separate warrants to purchase ordinary shares of the Issuer to Seefar and Wanda, respectively;

(iv) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon Technology Investment Holdings Limited (“Beacon”) entered into a Cooperation Agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement,

•	ADV shall, with respect to each annual and extraordinary meeting of the Issuer, (a) be present at such meeting or otherwise cause all ordinary shares and American Depositary Shares beneficially owned by ADV (the “ADV Covered Shares”) to be counted as present for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent; (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all ADV Covered Shares (i) in favor of the proposed transactions contemplated in the Cooperation Agreement, the adoption of the transaction agreements pertaining to the proposed transactions contemplated in the Cooperation Agreements and any other matters necessary for consummation of the proposed transactions, and (ii) against (a) any proposal or transaction that competes with proposed transactions, and (b) any other action that would impede, interfere with, delay, postpone or adversely affect the proposed transactions;

•	ADV has not granted, and shall not grant at any time prior to the Closing (as defined therein), a proxy or power of attorney with respect to any ADV Covered Shares which is inconsistent with ADV’s obligations pursuant to the Cooperation Agreement;

•	upon the Closing, ADV shall, subject to the requisite approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined in the Convertible Note issued to ADV on September 17, 2020 (the “Note”)) and the Conversion Catch-up Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB4.203 per ordinary share;

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•	the Issuer shall execute and deliver to ADV the warrant for the purchase of shares of the Issuer to ADV on the date of the Cooperation Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Issuer in accordance with the terms thereof (such ordinary shares, the “Warrant Shares”). The warrant exercise price shall be equal to the USD equivalent of RMB4.67 per ordinary share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Issuer and the Founders on September 15, 2020). The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant; and

•	each party may terminate the Cooperation Agreement upon the earlier of the following: (a) if the Closing does not occur by the Outside Date; and (b) any of the transaction agreements is terminated. “Outside Date” means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the proposed transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to the Cooperation Agreement;

(v) the Sellers, Shengli Family Limited, the Founders (together with the Sellers and Shengli Family Limited, the “Seller Parties”), Wanda and Jiechuang entered into a Voting Support Agreement (the “Voting Support Agreement”, together with the Jiechuang Agreement, the Wanda Agreement, the Shareholders Agreement and the Cooperation Agreement, the “Transaction Agreements”) whereby the Seller Parties, before the closing of the transaction contemplated under the Transaction Agreements, shall at any meeting of the shareholders of the Issuer, (a) appear at such meeting or otherwise cause all voting securities beneficially owned by the Founders (the “Founder Covered Shares”) to be counted as present for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent, if any and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Founder Covered Shares (i) in favor of the proposed transactions contemplated under the Voting Support Agreement, the adoption of the Transaction Agreements and any other matters necessary for consummation of such proposed transactions and the other transactions and (ii) against (A) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement contained in the Transaction Agreements, (B) any proposal or transaction that competes with such proposed transactions, and (C) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect such proposed transactions or the Voting Support Agreement; and

(vi) Jiechuang, Wanda, ADV, Seefar and Jubilee entered into a Co-Sale Agreement, pursuant to which ADV, Seefar and Jubilee hold the right to co-sale with Jiechuang and Wanda should any of Jiechuang or Wanda proposes to transfer any shares in the Issuer in accordance with the terms and conditions therein.

On December 26, 2022, certain parties entered into the respective agreements as below:

(i) the Issuer, the Founders and Jiechuang entered into an Amendment to Share Subscription Agreement to extend the outside date to March 31, 2023;

(ii) the Issuer, the Sellers, the Founders and Wanda entered into an Amendment to Share Purchase Agreement to extend the outside date to March 31, 2023; and

(iii) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into an Amendment to Cooperation Agreement to extend the outside date to March 31, 2023.

On February 16, 2023, the transactions contemplated under the Jiechuang Agreement have been closed. 36,402,570 ordinary shares of the Issuer was issued to My Universe upon the closing of the Jiechuang Agreement per Jiechuang’s designation.

On April 18, 2023, certain parties entered into the below agreement:

(i) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into a Second Amendment to Cooperation Agreement to further extend the outside date to May 31, 2023.

On June 29, 2023, certain parties entered into the below agreements:

(i) the Issuer, the Sellers, the Founders and Wanda entered into a Second Amendment to Share Purchase Agreement to extend the outside date to July 31, 2023 and amend Section 2.2(a) which relates to deposits; and

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(ii) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into a Third Amendment to Cooperation Agreement to further extend the outside date to July 31, 2023.

On August 16, 2023, certain parties entered into the below agreements:

(i) the Issuer, the Sellers, the Founders and Wanda entered into a Third Amendment to Share Purchase Agreement to further extend the outside date to August 21, 2023; and

(ii) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon entered into a Fourth Amendment to Cooperation Agreement to further extend the outside date to August 21, 2023.

On August 16, 2023, the closing under the Wanda Agreement has been completed. An aggregate of 21,321,962 ordinary shares of the Issuer were sold by the Sellers to Wanda upon the closing.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a)–(b)    The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D and amendments thereto, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares which it may be deemed to beneficially own.

(c)            Not applicable.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Persons.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

MY Universe (HK) Limited	By:	/s/ WU Binhua
Name: WU Binhua Title: Authorized Representative

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership)	By:	/s/ WU Binhua
Name: WU Binhua Title: Authorized Representative

Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd.	By:	/s/ LI Shouyu
（深创投产业整合投资（深圳）有限公司）	Name: LI Shouyu
Title: Legal Representative

Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd	By:	/s/ MENG Jianbin
（深圳市罗湖红土创业投资管理有限公司）	Name: MENG Jianbin Title: Legal Representative

Shenzhen Capital Group Co., Ltd.	By:	/s/ NI Zewang
（深圳市创新投资集团有限公司）	Name: NI Zewang Title: Legal Representative

Shenzhen Lafang Investment Management Co., Ltd.	By:	/s/ WU Binhua
Name: WU Binhua Title: Legal Representative

WU Guiqian	By:	/s/ WU Guiqian
Name: WU Guiqian

Australia Wanda International Company Limited	By:	/s/ Laurena WU
Name: Laurena WU
Title: Director

	By:	/s/ ZHENG Qingying
Name: ZHENG Qingying
Title: Director

Laurena Wu	By:	/s/ Laurena WU
Name: Laurena WU

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